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February 3, 2014

Mr. H. Roger Schwall
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:
GeoPark Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed January 21, 2014
Response dated January 29, 2014
File No. 333-191068

Dear Mr. Schwall:

        By letter dated January 31, 2014 (the "Comment Letter"), you provided comments on behalf of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") with respect to GeoPark Limited's (the "Company") letter to the Staff dated January 29, 2014, relating to the Company's Registration Statement on Form F-1 (the "Registration Statement"). The Company has provided responses to your comments as indicated below. To facilitate the Staff's review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. The Company supplementally advises the Staff that it intends to file an amendment to the Registration Statement, which will include the revised disclosure discussed in the Company's letter dated January 29, 2014, as modified by the marked pages attached hereto. References to page numbers in the F-1 are to page numbers in the marked pages of the F-1 attached hereto.

Dilution, page 80

1.
We understand there was no goodwill or other intangible asset excluded from your calculation of net tangible book value of $263.8 million, as you had not recorded any amounts under either item, as of September 30, 2013. We further note you included some clarifying disclosure to this effect in your proposed changes. It appears, however, your net tangible book value may also exclude equity attributable to non-controlling interest, though this is not disclosed. Accordingly, with a view towards additional disclosure, please confirm to us whether equity attributable to non-controlling interest is also excluded from your net tangible book value formula, and tell us your rationale for such exclusion, if true.

  The Company acknowledges the Staff's comment and has revised the disclosure to indicate that equity attributable to non-controlling interest has been excluded. The Company informs the Staff that it believes excluding non-controlling interest provides enhanced visibility to investors by eliminating the effects of interests it does not own to present a net tangible book value attributable to owners of the Company.

2.
In the penultimate paragraph, please expand your disclosure to describe the incremental impacts of underwriting discounts and commissions or additional offering expenses resulting from each $1.00 increase (decrease) in the offering price per common share, similar to that provided in the last paragraph.

The Company acknowledges the Staff's comment and has revised the disclosure accordingly.

3.
In the last paragraph, please verify the mathematical accuracy of the pro forma increase in net tangible book value, assuming the underwriters exercise their option to purchase additional common shares in full, which you disclose to be $0.10 per common share. Please provide us with your underlying calculation.

The Company acknowledges the Staff's comment and has revised the disclosure to $0.08 per common share, calculated as follows:

    $6.87 [Pro forma net tangible book value per common share assuming full exercise of the underwriters' option to purchase additional shares]

    less

    $6.79 [Pro forma net tangible book value per common share after the offering assuming no exercise of the underwriters' option to purchase additional shares] = $0.08

  Pro forma net tangible book value per common share assuming no exercise of the underwriters' option to purchase additional shares is 6.79, calculated as:

    $263.82 million [Net tangible book value] plus $169.47 million [net proceeds assuming no exercise of the underwriters' option to purchase additional shares]

    divided by

    63,859,232 [pro forma number of common shares outstanding after the offering assuming no exercise of the underwriters' option to purchase additional shares]

  Pro forma net tangible book value per common share assuming full exercise of the underwriters' option to purchase 3,000,000 additional shares is 6.87, calculated as:

    $263.82 million [Net tangible book value] plus $195.29 million [net proceeds assuming full exercise of the underwriters' option to purchase additional shares]

    divided by

    66,859,232 [pro forma number of common shares outstanding after the offering assuming full exercise of the underwriters' option to purchase additional shares]

Expenses of the Offering, page 263

4.
Total expenses of the offering, $4,210,662, does not appear to be mathematically correct. It appears such total should be $4,209,674. Please verify the accuracy of this total or revise your disclosure.

The Company acknowledges the Staff's comment and has revised the total to reflect $4,509,674 (which also accounts for certain additional expenses as described below).

The Company informs the Staff that it has also included an additional changed page (page 249) for the Staff's review pertaining to the maximum amount the Company expects to reimburse the underwriters for their expenses. The Company advises the Staff that this change was prompted following comments provided by the FINRA examiner and is based on further discussions with the underwriters. The Company has updated the expenses of the offering table (and related calculations) accordingly to reflect these additional incremental expenses.

* * * *

        Should you have any questions about the responses contained herein, please contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086, Martin Barbafina of Price Waterhouse & Co. S.R.L. at +54 11 4850 4762 or myself at +56 (2) 2242 9600.

Very truly yours,

/s/ ANDRÉS OCAMPO Andrés Ocampo Chief Financial Officer

Enclosures

cc:
Pedro Aylwin
Director of Legal and Governance
GeoPark Limited
cc:
Maurice Blanco
Davis Polk & Wardwell LLP
cc:
Martin Barbafina
Price Waterhouse & Co. S.R.L.
cc:
John Vetterli
White & Case LLP

Annex
Registration Statement Marked Pages

 Capitalization

The following table sets forth our cash at bank and in hand, borrowings and capitalization as of September 30, 2013, derived from our Interim Consolidated Financial Statements prepared in accordance with IFRS:

•
on an actual basis; and

•
as adjusted to give effect to:

  •
  the receipt by us of approximately US$169.5 million in estimated net proceeds from the sale of 20,000,000 common shares in this offering at an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), and assuming no exercise of the option to purchase additional common shares by the underwriters,

  •
  the deduction of approximately US$6.0 million of estimated underwriting discounts and commissions (US$0.40 per share) as described further below, and

  •
  estimated offering expenses of US$4.5 million payable by us in connection with the offering.

The table below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our interim Consolidated Financial Statements and the notes thereto, included elsewhere in this prospectus.

	As of September 30, 2013
(In thousands of US$)	Actual	As adjusted

Cash at bank and in hand	104,797	274,297
Total non-current borrowings(1)	290,490	290,490
Equity attributable to owners of the Company
Common shares, par value US$0.001 per share, 43,859,232 issued and outstanding actual, and 63,859,232 issued and outstanding as adjusted	43	63
Share premium	120,338	289,818
Reserves	127,848	127,848
Retained earnings	15,593	15,593

Total equity attributable to owners of the Company	263,822	433,322

Total capitalization(2)(3)	554,312	723,812

(1)
Our total non-current borrowings are all secured and guaranteed by us.

(2)
Total capitalization includes total non-current borrowings plus total equity attributable to owners of the Company.

(3)
For every US$1.00 increase (decrease) in the price per common share received by us in the offering, assuming the sale of 20,000,000 common shares in this offering, the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.7 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization of approximately US$19.3 million. For every 1,000,000 increase (decrease) in the number of common shares sold by us in this offering, assuming an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), the estimated underwriting commissions and discounts we will pay will increase (decrease) by approximately US$0.4 million, resulting in an increase (decrease) in cash at bank and in hand, total equity attributable to owners of GeoPark and our total capitalization by approximately US$8.6 million. In each case described above, our estimated offering expenses will change by a de minimis amount.

The estimated amount of underwriting discounts and commissions reflects management's current expectations based on discussions with the underwriters for this offering and therefore may change. The estimated amounts of underwriting discounts and commissions also assume that certain private investment funds managed and controlled by Cartica Management, LLC will acquire an aggregate of up to 5,000,000 common shares pursuant to their indication of interest and that the underwriters will not receive any discounts or commissions on the common shares sold to such funds. The amounts described above may differ from the actual amounts paid.

If the underwriters exercise their over-allotment option in full to purchase 3,000,000 additional common shares at an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), the estimated underwriting discounts and commissions we will pay will increase by approximately US$1.2 million, and our estimated offering expenses will increase by a de minimis amount. Cash at bank and in hand will increase by approximately US$25.8 million and our issued and outstanding common shares will increase to 66,859,232 common shares. This will result in total equity attributable to owners of the Company and total capitalization each increasing by US$25.8 million.

For a breakdown of the estimated offering expenses payable by us, see "Expenses of the offering."

 Dilution

As of September 30, 2013, we had a net tangible book value of US$263.8 million, corresponding to a net tangible book value of US$6.02 per common share. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, excluding goodwill and other intangible assets, if any, and non-controlling interest, divided by 43,859,232, the total number of our common shares outstanding as of September 30, 2013. We did not have any goodwill and other intangible assets as of September 30, 2013.

After giving effect to the sale by us of the 20,000,000 common shares offered in the offering, and considering an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions of approximately US$6.0 million and estimated offering expenses of approximately US$4.5 million payable by us, our net tangible book value estimated as of September 30, 2013 would have been approximately US$433.3 million, or US$6.79 per common share. This represents an immediate increase in net tangible book value of US$0.77 per share to existing shareholders and an immediate dilution in net tangible book value of US$2.21 per share to new investors purchasing common shares in this offering. Dilution for this purpose represents the difference between the price per common shares paid by these purchasers and net tangible book value per common share immediately after the completion of the offering.

The following table illustrates this dilution to new investors purchasing common shares in this offering.

Net tangible book value per common share as of September 30, 2013	6.02
Increase in net tangible book value per common share attributable to this offering	0.77
Pro forma net tangible book value per common share after the offering	6.79
Dilution per common share to new investors	2.21
Percentage of dilution in net tangible book value per common share for new investors	25%

Each US$1.00 increase (decrease) in the offering price per common share, respectively, would increase (decrease) the net tangible book value after this offering by US$0.30 per common share and would increase (decrease) the dilution to investors in the offering by US$0.70 per common share assuming the sale of 20,000,000 common shares in this offering, and after deducting incremental estimated underwriting discounts and commissions of approximately US$0.7 million. Our estimated offering expenses will change by a de minimis amount.

If the underwriters exercise their option to purchase additional common shares in full, we will be required to pay an additional US$1.2 million in underwriting commissions and discounts, and our offering expenses will increase by a de minimis amount. As a result, the net tangible book value after this offering would increase by US$0.08 per common share, the pro forma net tangible book value per common share after this offering would be US$6.87 and investors in this offering will incur immediate dilution of US$2.13 per common share, in each case assuming an offering price of US$9.00 per common share (the midpoint of the range set forth on the cover of this prospectus).

additional common shares, to cover over-allotments, if any, provided that the decision to over-allocate the common shares is made jointly by the underwriters at the time the price per common share is determined. If any additional common shares are to be purchased with this over-allotment option, the underwriters will purchase such additional common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

Underwriting discounts and commissions

The underwriters propose to offer our common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$              per common share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to US$              per common share from the public offering price. After the public offering price of our common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. After the public offering, the offering price and other selling terms may be changed. The offering of our common shares by the underwriters is subject to their receipt and acceptance of, and is also subject to their and our right to reject, any order in whole or in part.

The underwriting fee in connection with the offering of our common shares is equal to the public offering price per common shares less the amount paid by the underwriters to us. The underwriting fee is US$              per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters in this offering assuming both no exercise and full exercise of the over-allotment option.

Underwriting discounts and commissions	Without over- allotment exercise	With full over- allotment exercise

Per common share	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including taxes, registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$4.5 million, which includes an amount not to exceed US$501,000 that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

Participation in this offering

Certain private investment funds managed and controlled by Cartica Management, LLC have indicated an interest in purchasing an aggregate of up to 5,000,000 of our common shares in this offering at the public offering price. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC. The underwriters will not receive any discounts or commissions on these 5,000,000 common shares to the extent they are purchased pursuant to this indication of interest. Because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these private investment funds and any of these private investment funds could determine to purchase more, less or no shares in this offering. Following the completion of this offering and assuming

 Expenses of the offering

We estimate that our expenses in connection with the offering, other than underwriting discounts and commissions and assuming no exercise of the underwriters' over-allotment option, will be as follows:

	Amount (in US$)	Percentage of net proceeds of the offering (%)

SEC registration fee	30,384	0.02
NYSE listing fees	25,000	0.01
FINRA filing fee	35,000	0.02
Printing expenses	300,000	0.18
AIM delisting fees	105,617	0.06
Transfer agent fees	10,000	0.01
Engineering fees	225,688	0.13
Legal fees and expenses	2,443,070	1.44
Accountant fees and expenses	713,311	0.42
Miscellaneous fees	621,604	0.37

Total	4,509,674	2.66

All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

If the underwriters exercise their over-allotment option in full to purchase 3,000,000 additional common shares, our estimated offering expenses will increase by a de minimis amount.

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Capitalization
Dilution
  Underwriting discounts and commissions
Expenses of the offering